UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-15096

Merck Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

News Release

February 28, 2007

Merck KGaA Holds Nearly All Voting Rights in Merck Serono S.A.

Geneva, Switzerland, February 28, 2007 — Merck Serono S.A. (virt-x: SEO and NYSE: SRA) has been informed by Merck KGaA of the preliminary final result of the public tender offer for all publicly held bearer shares of Merck Serono S.A. (formerly Serono S.A.). Following the expiration of the offer period on February 22 and including those shares purchased on the market, Merck holds a total of 11,013,040 registered shares of Merck Serono with a par value of CHF 10 each and 10,923,150 of Merck Serono’s bearer shares with a par value of CHF 25 each.

This corresponds to 100.4% of the voting rights of Merck Serono entered in the Swiss Commercial Register as well as an interest of 100.6% in the share capital entered in the Swiss Commercial Register. The amount of more than 100% is a mathematical result since the calculation was based on the share capital entered in the Commercial Register as of the balance sheet date. Merck Serono’s share capital has meanwhile increased due to the exercise of options. Merck currently holds 99.1% of actually issued voting rights as well as 98.7% of actually issued share capital.

After reaching the necessary threshold of 98%, Merck KGaA announced that it intends to conduct a squeeze-out for the remaining outstanding shares in order to acquire a 100% interest in Merck Serono’s actual share capital. In addition, Merck KGaA has also announced that it intends to delist the Merck Serono shares in Switzerland as well as to deregister the Merck Serono Shares under the U.S. Securities Exchange Act of 1934 and delist such shares, in form of American Depository Shares, from the New York Stock Exchange.

Merck Serono
9 Chemin des Mines	Corporate Media Relations	Corporate Investor Relations
1202 Geneva	Tel:+41 22 414 36 00	Tel:+41 22 414 36 01
Switzerland
www.merckserono.net

Important Information

The information contained in this press release is neither an offer to acquire nor an invitation to sell or make an offer to sell securities (especially shares or American depositary shares of Merck Serono S.A.).

The public tender offer referenced herein was not made, directly or indirectly, in or into the United States, or by use of the United States mails, or by any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone or electronic transmission by way of the internet or otherwise) of United States interstate or foreign commerce, or of any facility of a United States national securities exchange, and the offer could not be accepted by any such use, means or instrumentality or from within the United States.

This communication is not an extension of the offer in the United States.

Note regarding forward-looking statements

The information in this document may contain “forward-looking statements.” Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Merck Serono S.A. and of Merck KGaA resulting from the proposed transaction. These statements are based on the current expectations of management of Merck Serono S.A., Merck KGaA and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck Serono S.A., Merck KGaA and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

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About Merck Serono S.A.

Merck Serono S.A. is a global biotechnology leader, with sales in over 90 countries. The Company is the world leader in reproductive health, with Gonal-f®, Luveris® and Ovidrel®/Ovitrelle®. It has strong market positions in neurology, with Rebif®, as well as in metabolism and growth, with Saizen®, Serostim® and Zorbtive™. The Company has recently entered the psoriasis area with Raptiva®. Merck Serono’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

Bearer shares of Merck Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

About Merck

Merck is a global pharmaceutical and chemical company with sales of EUR 6.3 billion in 2006, a history that began in 1668, and a future shaped by about 35,000 employees (including Merck Serono) in 56 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds an approximately 70% interest and free shareholders own the remaining approximately 30%. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCK SERONO S.A.,
a Swiss corporation
(Registrant)

Date:	March 2, 2007	By:	/s/ Francois Naef
		Name:	Francois Naef
		Title:	Chief Administrative Officer